Roth Capital Partners

888 San Clemente Drive

Newport Beach, California

June 30, 2015

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker
Assistant Director

	Re:	Unique Fabricating, Inc.
Registration Statement on Form S-1
Filed November 10, 2014, as amended
Registration No. 333-200072

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Unique Fabricating, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-200072) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective on June 30, 2015 at 4:00 P.M. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 590 copies of the preliminary prospectus dated June 22, 2015 through the date hereof, as follows: three to prospective underwriters and dealers; 274 to institutional investors; and 313 to others.

Securities and Exchange Commission

June 30, 2015

The undersigned, as Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance, and will act in compliance, with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Roth Capital Partners
Taglich Brothers, Inc.

By: Roth Capital Partners

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head, Equity Capital Markets